UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2003

ENTERRA ENERGY CORP.

(Translation of Registrant’s name into English)
Suite 2600, 500 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [x]                                 Form 40-F [ ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b))(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also there by furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]                                         No [x]

ENTERRA ENERGY CORP.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	September 30	December 31
	2003	2002
	(Unaudited)
Assets
Current assets
Cash	$44,103	$108,017
Accounts receivable	8,591,638	7,314,050
Prepaid expenses and deposits	484,546	656,685
	9,120,287	8,078,752

Capital assets	98,932,777	94,354,313
Deferred financing charges (note 5)	132,008	284,040
	$108,185,072	$102,717,105

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$14,639,440	$20,661,005
Income taxes payable	235,571	155,424
Bank indebtedness (note 2)	23,797,500	24,436,640
Current portion of long-term debt (note 3)	797,694	808,917
	39,470,205	46,061,986

Provision for future abandonment and site restoration costs	1,397,298	934,857
Future income tax liability (note 8)	13,688,000	12,070,101
Long term debt (note 3)	3,521,167	4,112,681
Deferred gain	-	237,463
Series 1 preferred shares (note 1)	-	636,690
	58,076,670	64,053,778

Shareholders’ Equity
Share capital (note 4)	31,002,445	29,665,075
Contributed surplus (note 4)	65,029	65,029
Retained earnings	19,040,928	8,933,223
	50,108,402	38,663,327
Hedging Contracts (note 7)
Subsequent Event (note 9)
	$108,185,072	$102,717,105

Approved on behalf of the Board :

Reg Greenslade	Walter Dawson
Director	Director

See accompanying notes to consolidated financial statements

ENTERRA ENERGY CORP.
Consolidated Statements of Earnings and Retained Earnings
Three and Nine Months Ended September 30
(Expressed in Canadian dollars)
(Unaudited)
	Three Months September 30 2003	Three Months September 30 2002	Nine Months September 30 2003	Nine Months September 30 2002
Revenue
Oil and gas	$16,012,230	$5,036,083	$56,499,089	$15,685,635

Expenses
Royalties, net of ARTC	3,499,607	868,779	13,740,445	2,481,927
Production	3,648,211	916,572	9,796,742	3,682,799
General and administrative	778,156	380,189	2,342,937	1,176,818
Amortization of deferred financing charges	8,800	-	253,335	-
Interest on long-term debt	379,131	268,597	1,339,026	705,253
Depletion, depreciation and future site restoration	5,774,000	1,748,000	17,211,000	5,838,000
	14,087,905	4,182,137	44,683,485	13,884,797
Earnings before the following	1,924,325	853,946	11,815,604	1,800,838
Gain on redemption of preferred shares	-	206,181	-	3,111,471
Earnings before income taxes	1,924,325	1,060,127	11,815,604	4,912,309
Income taxes:
Current	30,000	33,000	90,000	99,000
Future (note 8)	938,000	313,000	1,617,899	551,000
	968,000	346,000	1,707,899	650,000
Net earnings	956,325	714,127	10,107,705	4,262,309

Retained earnings, beginning of period	18,084,603	7,504,004	8,933,223	3,955,822
Retained earnings, end of period	$19,040,928	$8,218,131	$19,040,928	$8,218,131

Earnings per share :
Basic	$ 0.10	$ 0.08	$ 1.10	$0.47
Diluted	$ 0.09	$ 0.08	$ 1.02	$0.46

See accompanying notes to consolidated financial statements

ENTERRA ENERGY CORP.
Consolidated Statements of Cash Flows
Three and Nine Months Ended September 30
(Expressed in Canadian dollars)
(Unaudited)	Three Months September 30 2003	Three Months September 30 2002	Nine Months September 30 2003	Nine Months September 30 2002
Cash provided by (used in) :
Operations
Net earnings	$956,325	$714,127	$10,107,705	$4,262,309
Add non-cash items :
Depletion, depreciation and future site restoration	5,774,000	1,748,000	17,211,000	5,838,000
Future income taxes	938,000	313,000	1,617,899	551,000
Amortization of deferred gain	(78,474)	(145,845)	(237,463)	(440,698)
Amortization of deferred financing charges	8,800	-	289,026	-
Gain on redemption of preferred shares	-	(206,181)	-	(3,111,471)
	7,598,651	2,423,101	28,988,167	7,099,140
Net change in non-cash working capital items :
Accounts receivable	1,213,456	614,439	(1,277,588)	859,210
Prepaid expenses and deposits	(34,358)	39,018	172,138	23,468
Accounts payable and accrued liabilities	8,234,075	5,645,902	(6,021,565)	115,794
Income taxes payable	30,000	33,001	80,147	(40,699)
	17,041,824	8,755,461	21,941,299	8,056,913

Financing
Bank indebtedness	4,250,000	2,125,000	(639,140)	4,847,736
Long-term debt	(205,433)	-	(602,737)	-
Deferred financing charges	(59,213)	(26,985)	(136,993)	(649,858)
Issue of common shares, net of issue costs	1,071,818	24,000	1,337,370	34,800
Redemption of preferred shares	(575,685)	(536,821)	(636,690)	(2,286,821)
	4,481,487	1,585,194	(678,190)	1,945,857

Investing
Capital assets additions	(21,913,686)	(10,636,246)	(37,357,456)	(16,210,086)
Proceeds on disposal of property and equipment	404,636	262,548	16,034,992	6,219,548
Future abandonment and site restoration costs	(1,890)	(19,128)	(4,559)	(29,982)
	(21,510,940)	(10,392,826)	(21,327,023)	(10,020,520)

Increase (decrease) in cash	12,371	(52,171)	(63,914)	(17,750)
Cash, beginning of period	31,732	77,785	108,017	43,364
Cash, end of period	$44,103	$25,614	$44,103	$25,614

During the three and nine months ended September 30, 2003 the Company paid respectively $283,925 and $1,042,500 (2002 - $257,496 and $694,152) of interest on long-term debt.

See accompanying notes to consolidated financial statements

ENTERRA ENERGY CORP.

Notes to Consolidated Financial Statements

For the Three and Nine Months ended September 30, 2003 and 2002

(Unaudited)

The interim consolidated financial statements of Enterra Energy Corp. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2002, and should be read in conjunction with those statements. The interim consolidated financial statements contain disclosures, which are supplemental to the Company’s annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The other disclosures below are incremental to those reflected in the annual statements.

1. Series 1 preferred shares

As at September 30, 2003 there were no (September 30, 2002 – 1,067,405) Series 1 preferred shares outstanding. The remaining 677,277 shares were redeemed during the quarter for $575,685 ($0.85 per share). A dividend of $10,060 (2002 – $11,101) was paid in the third quarter for a total of $33,428 paid in 2003 (2002 - $11,101) on the preferred shares, before their redemption. This amount is included in interest expense because the preferred shares were classified as debt since they were redeemable at the option of the holder.

2. Bank indebtedness

Bank indebtedness represents the outstanding balance under a line of credit of $36,000,000. Drawings bear interest at 0.25% above the bank’s prime lending rate. Security is provided by a first charge over all of the Company’s assets. The balance is repayable on demand. While the loan is due on demand, the Company is not subject to scheduled repayments.

3. Long-Term Debt

Assets secured with long-term debt are tangible oil and gas equipment with a cost of $5,217,500. These assets are subject to depletion.

Description	Principal Outstanding	Less Current Portion	Net September 30 2003	Net December 31 2002

Capital lease bearing interest at 8.605%, repayable monthly at $88,802 plus applicable taxes. The lease term is for 60 months, due October 1, 2007, with a purchase option of $1,000,000.	$ 4,242,148	$ 728,898	$ 3,513,250	$ 4,069,139
Capital lease bearing interest at 12.15%, repayable monthly at $4,448 plus applicable taxes. The lease term is 24 months due December 19, 2004 with a purchase option of $100.	55,417	47,500	7,917	43,542
Note payable bearing interest at 8%, repayable monthly at $7,190. The note term is 15 months due December 20, 2003.	21,296	21,296	-	-
	$ 4,318,861	$ 797,694	$ 3,521,167	$ 4,112,681

4.  Share Capital :

(a) Issued :

	Number of common shares	Amount

Balance, December 31, 2002	9,176,325	$ 29,665,075
Issued on exercise of options	142,253	588,305
Issued on exercise of warrants	158,320	749,065
Balance, September 30, 2003	9,476,898	$ 31,002,445

(b) Options :

	Number of options	Weighted-average exercise price
Outstanding at December 31, 2002	871,703	$4.35
Options granted	23,500	$14.77
Options exercised	(142,253)	($4.14)
Options cancelled	(3,750)	($4.00)
Outstanding at September 30, 2003	749,200	$4.70

(c) Warrants :

On March 28, 2002 the Company agreed to issue 300,000 share purchase warrants to an arm’s length U.S.-based consulting firm in connection with a potential debt financing in the United States. The warrants were to have a two-year term and are subject to different pricing (100,000 warrants at US$2.60, 100,000 at US$3.30 and 100,000 at US$4.00). The US$2.60 warrants have vested since the execution in May 2002 of a non-binding letter of intent relating to the proposed financing and were exercised on July 31, 2003 for C$363,584. The terms of the remaining warrants were amended to provide for their immediate vesting by a vote at the May 29, 2003 shareholders meeting. Subsequent to this, 25,000 US$3.30 warrants were exercised for C$139,840. In addition, 33,320 US$5.40 warrants relating to a previous underwriters agreement were also exercised for C$245,641.

(d) Pro forma net earnings – fair value based method of accounting for stock options:

The following table shows pro forma net earnings and earnings per common share had we applied the fair-value based method of accounting to stock options issued in the three and nine months ended September 30, 2003 and 2002:

	2003	2002	2003	2002
	Three months Sept. 30	Three months Sept. 30	Nine months Sept. 30	Nine months Sept. 30
Net earnings (in 000’s)
As reported	956	714	10,108	4,262
Less fair value of stock options to employees	(79)	(62)	(223)	(150)
Pro Forma	877	652	9,885	4,112
Earnings Per Common Share ($/share)
Basic as Reported	$0.10	$0.08	$1.10	$0.47
Pro Forma	$0.09	$0.07	$1.07	$0.45
Diluted as Reported	$0.09	$0.08	$1.01	$0.46
Pro Forma	$0.09	$0.07	$0.99	$0.44

5.  Deferred Financing Charges

Deferred financing charges include costs related to the capital lease, due October 1, 2007. These costs are being amortized over the life of the lease. The amounts amortized in the three and nine months ended September 30, 2003 were respectively $8,800 and $289,026 (2002 – NIL). Deferred financing charges of $192,846 related to a proposed financing transaction were fully amortized as at March 31, 2003.

6.  Reconciliation of earnings per share calculations:

Three Months Ended September 30, 2003
	Net Earnings	Weighted Average Shares Outstanding	Per Share
Basic	$ 956,325	9,410,608	$0.10
Options and warrants assumed exercised		986,750
Shares assumed purchased		(227,856)
Diluted	$ 956,325	10,169,502	$0.09

Nine Months Ended September 30, 2003
	Net Earnings	Weighted Average Shares Outstanding	Per Share
Basic	$ 10,107,705	9,260,387	$1.10
Options and warrants assumed exercised		978,783
Shares assumed purchased		(254,308)
Diluted	$10,107,705	9,984,862	$1.02

7.  Hedging Contracts

In February of 2003 the Company entered into several contracts to deliver 2,000 barrels of oil per day for the period from April 1, 2003 to December 31, 2003. The prices and volumes are as follows:

Volumes (in barrels per day)	Price (in US dollars)
1,000	US$29.60
250	US$29.71
250	US$29.50
500	US$29.80

In the third quarter, the Company entered into contracts to deliver 2,000 barrels of oil per day from January 1, 2004 to June 30, 2004, 500 barrels at US$26.75, 500 barrels at US$26.68 and 1,000 barrels at C$38.50.

8.  Income Taxes

The future income tax liability balance has been adjusted as at June 30, 2003 to reflect the recent changes in corporate tax rates. Combined federal and Alberta corporate tax rates are will decline from their current level of 42.12% to 34.62% by 2007.

9.  Subsequent Event

On August 5, 2003 the Company announced its intention to reorganize into an energy trust structure. The proposed reorganization, subject to shareholder approval on November 24, 3003, would result in shareholders receiving two trust units for each common share of Enterra. The trust’s policy contemplates a monthly distribution level set at approximately 80% of the trust’s cash flow. An information circular describing the reorganization was mailed out to shareholders in October 2003. Closing of the reorganization will be subject to finalization and execution of banking and other transaction documentation and to shareholder, court and applicable regulatory approvals. Distributions are expected to begin in January 2004.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents a summary of our consolidated statement of operations derived from our financial statements for the three and nine months ended September 30, 2003 and 2002. The monetary amounts in the table are based on Canadian GAAP. All data presented below should be read in conjunction with the "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes included elsewhere in this Form 6-K.

Consolidated statements of operations data:

(In thousand’s, except per share data)
	Three Months Ended Sept 30	Three Months Ended Sept 30	Six Months Ended Sept 30	Six Months Ended Sept 30
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	C$	C$	C$	C$
Revenue	$ 16,012	$5,036	$ 56,499	$ 15,685

Royalties, net of ARTC	3,500	869	13,740	2,482
Production expenses	3,648	917	9,797	3,683
General and administrative expenses	778	380	2,343	1,176
Interest on long-term debt	379	269	1,339	705
Amortization of deferred financing charges	9	-	253	-
Depreciation, depletion and site restoration	5,774	1,748	17,211	5,838
	14,088	4,183	44,683	13,884
Earnings from operations	$ 1,924	$ 853	$ 11,816	$ 1,801
Net earnings for the period ***	$ 956	$ 714	$ 10,108	$ 4,262
Basic earnings per share	$ 0.10	$0.08	$ 1.10	$ 0.47

*** includes a gain on redemption of preferred shares of $3.1 million in the nine months ended September 30, 2002 and a future income tax recovery of $2.7 million in the nine months ended September 30, 2003.

The following table indicates a summary of our consolidated balance sheets as of September 30, 2003 and December 31, 2002. The monetary amounts in the table are based on Canadian GAAP.

Consolidated balance sheet data:

(In thousand’s)
	September 30	December 31
	2003	2002
	(Unaudited)
	C$	C$
Cash	$ 44	$ 108
Accounts receivable and prepaids	9,076	7,971
Capital assets	98,933	94,354
Total assets	108,185	102,717
Total shareholders’ equity	50,108	38,663

Exchange Rate Information

We publish our consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are stated in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. The following table sets forth for each period indicated the period end exchange rates for conversion of U.S. dollars to Canadian dollars, the average exchange rates on the last day of each month during such period and the high and low exchange rates during such period. These rates are based on the noon buying rate in New York City, expressed in U.S. dollars, for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates are presented as Canadian dollars per $1.00.

	Sept 30	Sept 30	June 30	June 30	March 31	March 31	Dec 31
	2003	2002	2003	2002	2003	2002	2002
End of period	.73910	.63360	0.74270	0.65870	0.67970	0.62710	0.63416
Average for the three months ended	.72570	.64059	0.71609	0.64368	0.66211	0.62738	N/A
High during the three months ended	.74970	.66190	0.75120	0.66530	0.68570	0.63550	N/A
Low during the three months ended	.70430	.62290	0.66900	0.62390	0.63270	0.61750	N/A
Average for the six months ended	.72092	.64213	0.68925	0.63557	N/A	N/A	N/A
High during the six months ended	.75120	.66530	0.75120	0.66530	N/A	N/A	N/A
Low during the six months ended	.66900	.62290	0.63270	0.61750	N/A	N/A	N/A
Average for the nine months ended	.70153	.63726	N/A	N/A	N/A	N/A	N/A
High during the nine months ended	.75120	.66530	N/A	N/A	N/A	N/A	N/A
Low during the nine months ended	.63270	.61750	N/A	N/A	N/A	N/A	N/A

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our results of operations and financial condition should be read in conjunction with the financial statements, other financial information included in this quarterly report and with management’s discussion and analysis contained in the 2002 Annual Report and Form 10-KSB. The statements that relate to matters that are not historical facts are "forward-looking statements". Words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "project", "will", "should" "could", "may", "predict" and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference such as those discussed under "Risk factors" and elsewhere, include:

  fluctuations in worldwide prices of oil and natural gas and demand for oil and natural gas;
  fluctuations in levels of oil and gas exploration and development activities;
  the existence of competitors, technological changes and developments in the industry;
  the existence of operating risks and hazards inherent in the industry, such as blowouts, oil spills, fires, adverse weather, natural disasters, injury to third parties, oil spills and other environmental damages;
  the existence of regulatory uncertainties;
  possible insufficient liquidity to meet the Company’s expansion plans; and
  general economic conditions.

The following discussion is to inform you about our financial conditions, liquidity and capital resources as of September 30, 2003 and December 31, 2002 and the results of operations for the three and nine months ended September 30, 2003 and 2002. The information is expressed in Canadian dollars.

Cash flow, expressed before changes in non-cash working capital, is used by the Company to measure and evaluate operating performance and liquidity. Earnings from operations, which is calculated before income taxes and before gains or losses on disposal of assets, is used by the Company to measure and evaluate operating performance. Cash flow and earnings from operations do not have any standardized meaning prescribed by the Canadian Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable with the calculation of similar measures for other companies.

Three and Nine Months Ended September 30, 2003 Compared to Three and Nine Months Ended September 30, 2002

Financial Condition, Liquidity and Capital Resources

At September 30, 2003 Enterra’s working capital was a deficit of $30.3 million (December 31, 2002 - $38.0 million). Included as part of current liabilities at September 30, 2003 is bank debt of $23.8 million (December 31, 2002 - $24.4 million). The classification of our bank debt as a current liability is the result of Canadian accounting rules which came into effect January 1, 2002. These rules specify that all borrowings where, among other things, the lender has a right to demand repayment within 12 months (which is the case with our revolving production facility) are to be classified as current liabilities. We are not subject to principal repayments under our banking arrangement. Other than in the event of a default or a breach of covenants, the Company does not expect any principal payments in 2003.

Cash flow from operations for the three months ended September 30, 2003 was $7.6 million (2002 - $4.2 million) for a 214% increase. Cash flow from operations for the nine months ended September 30, 2003 was $29.0 million (2002 - $7.1 million) for a 308% increase. The 2003 cash flow was higher because of higher production (4,713 boe/day average production for the three months ended September 30, 2003 compared to 1,752 boe/day in 2002 and 4,963 boe/day average production for the nine months ended September 30, 2003 compared to 2,016 boe/day in 2002), higher prices (up 18% for the three months ended September 30, 2003 and 46% for the nine months ended September 30, 2002) .

Financing Activities

Enterra’s ability to maintain and grow its operating income and cash flow is dependent upon continued capital spending to replace depleting assets. Enterra believes its future cash flow from operations, borrowing capacity and future equity issues should be sufficient to fund capital expenditures and to service debt. However, our ability to raise additional funds at all, or to do so on acceptable terms, depends largely on factors beyond our control, such as world prices for oil and gas, prevailing interest rates and general economic conditions.

Enterra’s bank debt at September 30, 2003 was $23.8 million (December 31, 2002 - $24.4 million). Our bank debt is used to acquire capital assets and support ongoing operations. At September 30, 2003 Enterra’s bank facility consisted of a line of credit of $36 million (December 31, 2002 - $26.7 million) of which $23.8 million was drawn (December 31, 2002 - $24.4 million). Interest on amounts drawn is based on the bank’s prime rate plus 0.25%.

Security is provided by a first charge over all of the Company’s assets. While the loan is repayable on demand, Enterra is not subject to scheduled repayments. The lender has advised the Company that, subject to annual review of the borrowing base and the Company continuing to comply with the terms of the loan agreement, no payments will be required in 2003.

At September 30, 2003 the Company had 9,476,898 common shares outstanding (December 31, 2002 – 9,176,325).

During the first nine months of 2003 the Company sold several non-core properties for net proceeds of $16.0 million, which were used to reduce our bank debt and to reduce our working capital deficit.

The Company has approximately $58 million in tax pools available at September 30, 2003 (December 31, 2002 - $63 million).

The bank debt to equity ratio at September 30, 2003 was 0.56 to 1 (December 31, 2002 – 0.63 to 1).

Investing Activities

The timing of most of Enterra’s capital expenditures is discretionary. Enterra has no material long-term commitments associated with its capital expenditure plans or operating agreements. Consequently, the Company has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The level of capital expenditures will vary in future periods depending on the success we experience on planned drilling activities, oil and gas price conditions and other related economic factors.

Capital expenditures for the three and nine months ended September 30, 2003 were $21.9 million and $37.4 million respectively (September 30, 2002 - $9.4 million and $14.9 million).

The Company drilled 17 wells in the third quarter, resulting in 13 oil wells (12.0 net) and one water injection well for an 80% success rate. To date in 2003, Enterra has drilled 29 wells (26.0 net) with an 85% success rate.

Proceeds on disposal of oil and gas properties were $16.0 million during the first nine months of 2003. These proceeds were applied to reduce bank debt and improve working capital.

Results of Operations

The following discussion of our results of operations and financial condition should be read in conjunction with the financial statements, other financial information included in this quarterly report and with management’s discussion and analysis contained in the 2002 Annual Report. The following discussion is to inform you about our financial conditions, liquidity and capital resources as of September 30, 2003 and the results of operations for the three and nine months ended September 30, 2003 and 2002.

Earnings were $956,000 for the three months ended September 30, 2003 (2002 - $714,000) for an increase of 34%. Earnings for the nine months ended September 30, 2003 were $10.1 million (2002 - $4.3 million) for a 137% increase. The 2002 earnings include a $3.1 million gain on redemption of preferred shares. Enterra redeemed 6,123,870 of its Series 1 preferred shares with a face redemption price of $5.2 million for $2.1 million, resulting in a gain of $3.1 million. Without this gain, earnings for the nine months ended September 30, 2002 would have been $1.2 million. The 2003 earnings include a $2.7 million future income tax adjustment recorded in the second quarter related to enacted income tax rate reductions. Without this adjustment, earnings for the nine months ended September 30, 2003 would have been $7.7 million.

Earnings per share for the three months ended September 30, 2003 were $0.10 (2002 - $0.08) and $1.10 for the nine months ended September 30, 2003 (2002 - $0.47). Cash flow per share for the three months ended September 30, 2003 was $0.81 (2002 - $0.27) and $3.14 for the nine months ended September 30, 2003 (2002 - $0.78). The weighted average number of shares outstanding for the three months ended September 30, 2003 was 9,410,608 (2002 – 9,152,295) and nine months ended September 30, 2003 was 9,260,387 (2002 – 9,151,186). Without the gain on redemption of preferred shares, the earnings per share for the nine months ended September 30, 2002 would have been $0.13. Without the future income tax adjustment in 2003, the earnings per share for the three and nine months ended September 30, 2003 would have been $0.10 and $0.80 respectively.

Cash flow from operations for the three months ended September 30, 2003 was $7.6 million (2002 - $2.4 million) for a 214% increase. Cash flow from operations for the nine months ended September 30, 2003 was $29.0 million (2002 - $7.1 million) for a 308% increase. The 2003 cash flow increased due to higher production volumes, stronger commodity prices and lower operating costs in 2003 compared to 2002.

Production volumes for the three months ended September 30, 2003 were 4,713 boe/day (2002 – 1,752 boe/day) for a 169% increase. Production volumes for the nine months ended September 30, 2003 were 4,963 boe/day (2002 – 2,016 boe/day) for a 146% increase. The development of the Clair property is the main reason behind the higher production volumes.

Average oil prices increased by 26% during the first nine months of 2003 and average gas prices increased by 97% over the same period compared to their respective 2002 levels. The Company received an average of $41.81 per barrel for its oil production during the nine months ended September 30, 2003, compared with $33.23 in 2002. The Company received an average of $6.87 per mcf for its natural gas production during the nine months ended September 30, 2003, compared with $3.49 in 2002. As a result, Enterra’s revenue per boe increased by $13.17 (or 46%) per boe in the first nine months of 2003 compared to 2002.

Royalties for the three months ended September 30, 2003 were $3.5 million (2002 - $0.9 million) and $13.7 million for the nine months ended September 30, 2003 (2002 - $2.5 million). As a percentage of oil and gas revenues, royalties were 22% for the three months ended September 30, 2003 (2002 – 17%) and 24% for the nine months ended September 30, 2003 (2002 – 16%). The increase in royalties is due to higher commodity prices and a decrease, as a percentage of royalties, of the Alberta Royalty Tax Credit.

Operating expenses for the three months ended September 30, 2003 were $3.6 million (2002 - $0.9 million) and $9.8 million for the nine months ended September 30, 2003 (2002 - $3.7 million). On a barrel of oil equivalent basis, operating costs for the three months ended September 30, 2003 were $8.41 (2002 - $5.69) and $7.23 for the nine months ended September 30, 2003 (2002 - $6.69). Operating costs were higher than anticipated in the third quarter due to the delay in installation of the LACT unit by the midstream company. Now that the Clair sales line is on stream, reductions in operating cost are expected with the eliminated trucking and terminal charges.

General and administrative expenses for the three months ended September 30, 2003 were $0.8 million (2002 - $0.4 million) and $2.3 million for the nine months ended September 30, 2003 (2002 - $1.2 million). On a barrel of oil equivalent basis, administrative costs were $1.79 for the three months ended September 30, 2003 (2002 - $2.36) and $1.73 for the nine months ended September 30, 2003 (2002 - $2.14). The Company’s goal is to keep general and administrative expenses at a level between $1.00 and $1.50 per boe for 2003.

Interest expense for the three months ended September 30, 2003 was $0.38 million (2002 - $0.27 million) and $1.3 million for the nine months ended September 30, 2003 (2002 - $0.7 million). The increase in interest expense is due to higher debt levels in 2003, including bank debt, capital leases and vendor financing arrangements. Included in interest expense in the three and nine months ended September 30, 2003 were respectively $10,060 and $33,428 (2002 - $11,101) of dividends paid to the preferred shareholders.

Depletion and depreciation for the three months ended September 30, 2003 was $5.8 million (2002 - $1.7 million) and $17.2 million for the nine months ended September 30, 2003 (2002 - $5.8 million). The increase reflects the higher cost base of our capital assets in 2003 and increased production volumes. The Company also amortized $0.3 million in deferred financing charges during the nine months ended September 30, 2003 (2002 – NIL) related to a proposed financing transaction. These costs were fully amortized by March 31, 2003.

Current income tax expense for the three months ended September 30, 2003 was $30,000 (2002 - $33,000) and future income tax for the three months ended September 30, 2003 was $938,000 (2002 – $313,000). The same categories for the nine months ended September 30, 2003 are $90 thousand and $1.6 million (2002 - $99,000 and $551,000). The 2002 income tax expense was low because the 2002 earnings of $4.3 million included a non-taxable gain on redemption of preferred shares of $3.1 million. This gain was excluded from the 2002 tax calculation as it is not subject to income tax. The 2003 future income tax expense includes a $2.7 million adjustment to reflect the reduction in corporate income tax rates from 42.12% in 2003 to 34.62% by 2007. The future income tax liability balance has been adjusted as at June 30, 2003 to reflect the recent changes in corporate tax rates. Combined federal and Alberta corporate tax rates will decline from their current level of 42.12% to 34.62% by 2007. As a result of these rate changes the future income tax liability was decreased by $2,675,000 in the quarter ended June 30, 2003 with a corresponding offset recorded as a recovery of future income taxes on the statement of earnings.

The Company had 9,476,898 common shares outstanding at September 30, 2003 (December 31, 2002 - 9,176,325). The remaining 677,277 Series 1 preferred shares were redeemed in the quarter for $575,685 ($0.85 per share).

Liquidity and capital resources

Enterra’s bank facility consists of a line of credit of $36 million (December 31, 2002 - $26.7 million) of which $23.8 million was drawn (December 31, 2002 - $24.4 million). Interest on amounts drawn is based on the bank’s prime rate plus 0.25%.

The Company is not currently taxable and has approximately $58 million in tax pools available at September 30, 2003 (December 31, 2002 - $63 million).

Capital expenditures for the three months period ended September 30, 2003 were $21.9 million (September 30, 2002 - $9.4 million). Capital expenditures for the nine months ended September 30, 2003 were $37.4 million (September 30, 2002 - $14.9 million). The Company drilled 17 wells in the third quarter resulting in 13 oil wells (12.0 net) and one water injection well for an 80% success rate. This has increased Enterra’s 2003 drilling to 29 wells (26.0 net) with a 85% success rate.

Enterra redesigned its battery and processing facility at Sylvan Lake due to higher than anticipated oil production. Revamping the battery limited the company’s ability to optimize some of the existing wells at Sylvan Lake during the third quarter and delayed tie in and production from some of the wells recently drilled. The new battery will be fully operational by the end of November.

Stock based compensation

Effective January 1, 2002 the Company prospectively adopted the new recommendations of the CICA with respect to the accounting for stock-based compensation and other stock-based payments. In accordance with the new standard, the Company elected to continue its policy that no compensation is recorded on the grant of employee stock options and consideration paid on the exercise of such options is recorded as share capital. In addition, the new standard requires a fair value based method of accounting for other stock-based payments. Had compensation expense for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan after January 1, 2002, the Company’s net income and earnings per share would not have been materially different than those reported.

Share Capital

	Number of common shares	Amount

Balance, December 31, 2002	9,176,325	$ 29,665,075
Issued on exercise of options	142,253	588,305
Issued on exercise of warrants	158,320	749,065
Balance, September 30, 2003	9,476,898	$ 31,002,445
	Number of Options	Weighted-average exercise price
Outstanding at December 31, 2002	871,703	$4.35
Options granted	23,500	$14.77
Options exercised	(142,253)	($4.14)
Options cancelled	(3,750)	($4.00)
Outstanding at September 30, 2003	749,200	$4.70

On March 28, 2002 the Company agreed to issue 300,000 share purchase warrants to an arm’s length U.S.-based consulting firm in connection with a potential debt financing in the United States. The warrants were to have a two-year term and are subject to different pricing (100,000 warrants at US$2.60, 100,000 at US$3.30 and 100,000 at US$4.00). The US$2.60 warrants have vested since the execution in May 2002 of a non-binding letter of intent relating to the proposed financing and were exercised on July 31, 2003 for C$363,584. The terms of the remaining warrants were amended to provide for their immediate vesting by a vote at the May 29, 2003 shareholders meeting. Subsequent to this, 25,000 US$3.30 warrants were exercised for C$139,840. In addition, 33,320 US$5.40 warrants relating to a previous underwriters agreement were also exercised for C$245,641.

Hedging Contracts

During the first quarter of 2003 the Company entered into several contracts to deliver 2,000 barrels of oil per day for the period April 1, 2003 and December 31, 2003. The prices and volumes are as follows:

Volumes (in barrels per day)	Price (in US dollars)
1,000	US$29.60
250	US$29.71
250	US$29.50
500	US$29.80

In the third quarter, the Company entered into contracts to deliver 2,000 barrels of oil per day from January 1, 2004 to June 30, 2004, 500 barrels at US$26.75, 500 barrels at US$26.68 and 1,000 barrels at C$38.50.

New Accounting Pronouncements

In February 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 14, "Disclosure of Guarantees" (AcG-14). AcG-14 elaborates on the disclosures required with respect to any obligations as a result of issuing guarantees. The disclosure requirements are effective for interim and annual periods beginning on or after January 1, 2003. FASB Interpretation No. 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", is the US equivalent of AcG-14. Enterra did not have any guarantees outstanding at December 31, 2002 or September 30, 2003.

Factors That May Affect Future Results

This report may contain forward-looking statements and other prospective information relating to future events. These forward-looking statements and other information are subject to certain risks and uncertainties that could cause results to differ materially from historical or anticipated results, including the following:

We have a working capital deficiency at September 30, 2003; our Credit facilities can be called at any time.

At September 30, 2003, we had a working capital deficiency of $30.3 million, which means our current liabilities exceeded our current assets by that amount. Our credit facilities are all on a demand basis and, although we are not subject to principal repayments under our current banking arrangement, they could be called for repayment at any time. Other than in the event of a default or a breach of covenants, the Company does not expect any principal payments in 2003.

Our assets are highly leveraged.

We have incurred a high amount of debt relative to our assets. A decrease in the amount of our production or the price we receive for it could make it difficult for us to service our loan or may cause the bank that issued our loan to determine that our assets are insufficient security for our bank debt.

Our operations are subject to numerous risks of crude oil and natural gas drilling and production activities.

Crude oil and natural gas drilling and production activities are subject to numerous risks, many of which are beyond our control. These risks include the following:

  that no commercially productive crude oil or natural gas reservoirs will be found;

  that crude oil and natural gas drilling and production activities may be shortened, delayed or canceled; and

  that our ability to develop, produce and market our reserves may be limited by:

          title problems,

          weather conditions,

          compliance with governmental requirements, and

          mechanical difficulties or shortages or delays in the delivery of drilling rigs and other equipment.

In the past, we have had difficulty securing drilling equipment in certain of our core areas. We cannot assure you that the new wells we drill will be productive or that we will recover all or any portion of our investment. Drilling for crude oil and natural gas may be unprofitable. Dry wells and wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs are unprofitable. In addition, our properties may be susceptible to hydrocarbon draining from production by other operations on adjacent properties.

Our industry also experiences numerous operating risks. These operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, gas leaks, ruptures or discharges of toxic gases. If any of these industry operating risks occur, we could have substantial losses. Substantial losses also may result from injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

We operate in a highly competitive industry which may adversely affect our operations.

We operate in a highly competitive environment. Competition is particularly intense with respect to the acquisition of desirable undeveloped crude oil and natural gas properties. The principal competitive factors in the acquisition of such undeveloped crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. We compete with major and independent crude oil and natural gas companies for properties and the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than ours.

The principal resources necessary for the exploration and production of crude oil and natural gas are leasehold prospects under which crude oil and natural gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of crude oil and natural gas operations. We must compete for such resources with both major crude oil and natural gas companies and independent operators. Although we believe our current operating and financial resources are adequate to preclude any significant disruption of our operations in the immediate future we cannot assure you that such materials and resources will be available to us.

Our ability to replace production with new reserves is highly dependent on acquisitions or successful development and exploration activities.

The rate of production from crude oil and natural gas properties declines as reserves are depleted. Our proved reserves will decline as reserves are produced unless we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves. Our future crude oil and natural gas production is therefore highly dependent upon our level of success in acquiring or finding additional reserves. We cannot assure you that our exploration and development activities will result in increases in reserves. Our operations may be curtailed, delayed or cancelled if we lack necessary capital and by other factors, such as title problems, weather, compliance with governmental regulations, mechanical problems or shortages or delays in the delivery of equipment. Our ability to continue to acquire producing properties or companies that own such properties assumes that major integrated oil companies and independent oil companies will continue to divest many of their crude oil and natural gas properties. We cannot assure you that such divestitures will continue or that we will be able to acquire such properties at acceptable prices or develop additional reserves in the future.

Crude oil and natural gas price declines and volatility could adversely affect our revenue, cash flows and profitability.

Our revenue, profitability and future rate of growth depend substantially upon prevailing prices for crude oil and natural gas. Crude oil and natural gas prices fluctuate and until recently have declined significantly. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. In 1998 and 1999, we reduced our capital expenditures budget because of lower crude oil and natural gas prices. In addition, we may have ceiling test write-downs when prices decline. At December 31, 2001 the Company would have realized a U.S. GAAP ceiling test write-down of C$17.5 million (after tax). Lower prices may also reduce the amount of crude oil and natural gas that we can produce economically.

We may enter into hedge agreements and other financial arrangements at various times to attempt to minimize the effect of crude oil and natural gas price fluctuations. We cannot assure you that such transactions will reduce risk or minimize the effect of any decline in crude oil or natural gas prices. Any substantial or extended decline in crude oil or natural gas prices would have a material adverse effect on our business and financial results. Hedging activities may limit the risk of declines in prices, but such arrangements may also limit additional revenues from price increases.

Lower crude oil and natural gas prices increase the risk of ceiling limitation write-downs.

The Company uses the "full cost" method of accounting for petroleum and natural gas properties. All costs related to the exploration for and the development of oil and gas reserves are capitalized into a single cost centre representing the Company’s activity which is undertaken exclusively in Canada. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells. Proceeds from the disposal of properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a major change in the depletion rate. Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated gross proven oil and natural gas reserves before royalties as determined by independent engineers. Units of natural gas are converted into barrels of equivalents on a relative energy content basis. Capitalized costs, net of accumulated depletion and depreciation, are limited to estimated future net revenues from proven reserves, based on year-end prices, undiscounted, less estimated future abandonment and site restoration costs, general and administrative expenses, financing costs and income taxes. Estimated future abandonment and site restoration costs are provided for over the life of proven reserves on a unit-of-production basis. The annual charge is included in depletion and depreciation expense and actual abandonment and site restoration costs are charged to the provision as incurred. The amounts recorded for depletion and depreciation and the provision for future abandonment and site restoration costs are based on estimates of proven reserves and future costs. The recoverable value of capital assets is based on a number of factors including the estimated proven reserves and future costs. By their nature, these estimates are subject to measurement uncertainty and the impact on financial statements of future periods could be material.

The Company performs a cost recovery ceiling test which limits net capitalized costs to the undiscounted estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using year-end prices or average prices in that year, if appropriate. In addition, the value is further limited by including financing costs, administration expenses, future abandonment and site restoration costs and income taxes. Under U.S. GAAP, companies using the "full cost" method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves using a discount factor of 10%. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end. Financing and administration costs are excluded from the calculation under U.S. GAAP.

The risk that the Company will be required to write down the carrying value of crude oil and natural gas properties increases when crude oil and natural gas prices are low or volatile. The Company may experience additional ceiling test write-downs in the future.

We may undertake acquisitions that could limit our ability to manage and maintain our business, result in adverse accounting treatment and are difficult to integrate into our business.

A component of future growth will depend on the ability to identify, negotiate, and acquire additional companies and assets that complement or expand existing operations. However we may be unable to complete any acquisitions, or any acquisitions we may complete may not enhance our business. Any acquisitions could subject us to a number of risks, including:

  diversion of management's attention;

  amortization of substantial goodwill, adversely affecting our reported results of operations;

  inability to retain the management, key personnel and other employees of the acquired business;

  inability to establish uniform standards, controls, procedures and policies;

  inability to retain the acquired company's customers;

  exposure to legal claims for activities of the acquired business prior to acquisition; and inability to integrate the acquired company and its employees into our organization effectively.

We may be subject to environmental liability claims that could result in significant costs to us.

We may be subject to claims for damages related to any impact that our operations have on the environment. An environmental claim could materially adversely affect our business because of the costs of defending against these types of lawsuits, the impact on senior management's time and the potential damage to our reputation. Our oil and gas operations are subject to government regulations and control. Failure to comply with applicable government rules could restrict our ability to engage in further oil and gas exploration and development opportunities.

Our revenue is subject to volatile oil and gas prices that could reduce our revenue and profitability.

The price we receive for oil and gas production is subject to significant volatility. Our revenue, cash flow and profitability are substantially dependent on prevailing prices for oil and gas. Historically oil and gas prices and markets have been volatile and they are likely to continue to be volatile in the future. Some factors that contribute to volatility include:

  political conditions in the Middle East, the former Soviet Union and other regions;

  domestic and foreign supplies of oil and gas;

  the level of consumer demand;

  weather conditions;

  domestic and foreign government regulations;

  the availability and prices of alternative fuels; and

  overall economic conditions.

To counter this volatility from time to time we may enter into agreements to receive fixed prices on its oil and gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, We will not benefit from such increases.

As a Canadian oil and gas company, we may be adversely affected by changes in the exchange rate between U.S. and Canadian dollars.

The price we receive for oil and gas production is expressed in U.S. dollars, which is the standard for the oil and gas industry worldwide. However, we pay operating expenses, drilling expenses and general overhead expenses in Canadian dollars. Changes to the exchange rate between U.S. and Canadian dollars can adversely affect us. When the value of the U.S. dollar increases, we receive higher revenue and when the value of the U.S. dollar declines, we receive lower revenue on the same amount of production sold at the same prices.

We depend on key personnel for critical management decisions and industry contacts but have no employment contracts or key person insurance.

We are dependent upon the continued services of our management team. We do not have employment contracts with any of these executives and do not carry key person insurance on their lives. The loss of the services of our executive officers, through incapacity or otherwise, could have a material adverse effect on our business and would require us to seek and retain other qualified personnel.

We have not paid dividends (except to our preferred shareholders), do not intend to pay dividends in the foreseeable future and are currently restricted from paying dividends pursuant to the terms of our credit facility and Alberta corporate law.

We have not paid any cash dividends on our common stock and do not expect to pay any cash or other dividends in the foreseeable future. We have paid dividends of $10,060 to our preferred shareholders in the quarter ended September 30, 2003 and $33,428 for the nine months ended June 30, 2003. The terms of our current banking credit facility prohibit us from declaring and paying dividends except from assets that are in excess of the required amount of security under our credit facility, and Alberta corporate law prohibits the payment of dividends unless stated solvency tests are met. The Company’s banker is aware of the dividends being paid to the preferred shareholders and has allowed such payments as long as all our bank covenants are being met. All of the remaining preferred shares were redeemed in September 2003 for $575,685.

Our stock is thinly traded and is subject to price volatility.

Trading volume in our common stock has historically been limited. Accordingly, the trading price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, an imbalance of purchasers and sellers, or other factors.

ITEM 3. CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures. They concluded that our disclosure controls and procedures were adequate and effective in ensuring that material information relating to the Company is properly recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to allow timely decisions regarding required disclosure.

We currently have in place systems relating to internal controls and procedures with respect to our financial information. Management reviews and evaluates these internal control systems on an on-going basis. Based on these evaluations, there were no significant deficiencies or material weaknesses in these internal controls requiring corrective actions. As a result, no corrective actions were taken. There have been no significant changes in these internal controls or in other factors that could significantly affect these internal controls subsequent to the review and evaluation.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Not Applicable.

ITEM 2. CHANGES IN SECURITIES.

Not Applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Not Applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not Applicable

ITEM 5. OTHER INFORMATION.

Not Applicable.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

Exhibits

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Reports on Form 8-K – None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2003

Enterra Energy Corp.

/s/ Luc Chartrand

Luc Chartrand

Chief Financial Officer

(Duly Authorized Officer and Principal

Financial and Accounting Officer)

Sarbanes-Oxley Section 302 Certification

I, Reg J. Greenslade, certify that:

1. I have reviewed this quarterly report on Form 6-K of Enterra Energy Corp.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have: a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function): a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 15, 2003

/s/ Reg J. Greenslade

Reg J. Greenslade.

Chief Executive Officer

Sarbanes-Oxley Section 302 Certification

I, Luc Chartrand, certify that:

1. I have reviewed this quarterly report on Form 6-K of Enterra Energy Corp.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have: a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function): a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 15, 2003

/s/ Luc Chartrand

Luc Chartrand

Chief Financial Officer